SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------


                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of April 2008

                          012 SMILE.COMMUNICATIONS LTD.
                              (Name of Registrant)

                  25 Hasivim Street, Petach-Tikva, 49170 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

This Form 6-K is being incorporated by reference into the Registrant's Form S-8 Registration Statement File No. 333-150173.


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                          012 SMILE.COMMUNICATIONS LTD.

6-K Items

     1.   Press   Release   re  012   Smile.Communications   Reports   That  its
          Experimental License to Conduct Fixed & Mobile WiMAX Technology Trials Has Been Extended dated April 16, 2008.

                                                                          ITEM 1

Press Release                                   Source: 012 Smile.Communications

012 Smile.Communications Reports That its Experimental License to Conduct Fixed & Mobile WiMAX Technology Trials Has Been Extended

Wednesday April 16, 2:56 am ET

PETACH TIKVA, Israel, April 16 /PRNewswire-FirstCall/ -- 012 Smile.Communications (NASDAQ Global market and TASE:SMLC), a growth-oriented provider of communication services in Israel, today announced that its experimental license to conduct WiMAX technology trials in Sderot and a high tech business center in the Tel Aviv area has been extended by the Ministry of Communications. With respect to the Sderot area - the license was extended until April 7, 2009 and with respect to the Tel Aviv area - the license was extended until September 18, 2009.

In March 2007, 012 Smile.Communications was awarded the first technology experimental license to conduct fixed WiMAX trials in several locations in Israel, including the largest high-tech business center in the Tel Aviv area. The license was later amended to also include mobile WiMAX trials in Sderot area.

WiMAX technology has the capacity to support value-added applications, including live video broadcasting, high-speed data, high quality voice and multimedia content to a wide coverage area. 012 Smile.Communications expects that a WiMAX network will create new communication paths into homes or offices as well as provide a broadband connection any time and anywhere in our coverage area. This will also provide support for wireless transmissions for future mobility applications as well as devices offering VoIP in conjunction with WiFi technology, and providing last-mile wireless broadband access as an alternative to cable and ADSL service.

About 012 Smile.Communications

012 Smile.Communications is a growth-oriented communication services provider in Israel with a leading market position, offering a wide range of broadband and traditional voice services. Its broadband services include broadband Internet access with a suite of value-added services, specialized data services and server hosting, as well as new innovative services such as local telephony via voice over broadband and a WiFi network of hotspots across Israel. Traditional voice services include outgoing and incoming international telephony, hubbing, roaming and signaling and calling card services. 012 Smile.Communications services residential and business customers, as well as Israeli cellular operators and international communication services providers through its integrated multipurpose network, which allows it to provide services to almost all of the homes and businesses in Israel.

012 Smile is a 72.4 % owned subsidiary of Internet Gold Golden Lines Ltd. (NASDAQ: IGLD - News) one of Israel's leading communications groups with a major presence across all Internet-related sectors. In addition to 012 Smile, its 100% owned Smile.Media subsidiary manages a growing portfolio of Internet portals and e-Commerce sites. Internet Gold and 012 Smile are part of the Eurocom Communications Group. 012 Smile's shares trade on the NASDAQ Global Market and on the Tel Aviv Stock Exchange.

For additional information about 012 Smile.Communications Ltd., please visit the Company's investors' site at http://www.012.net.

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in 012 Smile.Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

    For further information, please contact:
    Ms. Idit Azulay
    012 Smile.Communications Ltd
    +972-72-2003848
    i.azulay@smile.net.il

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            012 SMILE.COMMUNICATIONS LTD.
                                                  (Registrant)



                                            By /s/Stella Handler
                                               -----------------
                                               Stella Handler
                                               Chief Executive Officer




Date:  April 16, 2008